Exhibit 99.1

Investor Presentation June 2023

Disclaimer This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC . These documents are available on the SEC Filings section of the investor relations section of our website at : https : //ir . vincipartners . com/financials/sec - filings . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . 2

Business Overview

4 Investment Products & Solutions Financial products offering on open platform, providing portfolio and risk management services Vinci Partners is a leading, full - service alternative asset manager We provide a wide array of products and solutions tailored to meet the unique preferences of both retail and institutional clients, yielding sustainable profitability across diverse verticals Research Risk Legal & Compliance Investor Relations Operations ESG Public Equities Long - term positions based on fundamental analysis of Brazilian publicly - traded companies Financial Advisory High value - added financial and strategic advisory services, focusing primarily on middle market and M&A transactions Credit Tailor - made credit solutions developed to meet needs of both mature and growing businesses Infrastructure Exposure to real assets through equity and debt instruments Private Equity Strategies focused on growth equity transactions in Brazil, working towards transformational growth in collaboration with management teams and founders Real Estate Real estate investment funds that focus on returns from investments in various segments Hedge Funds Multi - strategy approach focused on Brazilian and international highly liquid financial instruments Vinci SPS Exposure to special situations assets with a f avorable risk - return strategy Retirement Services Capital Allocation services to investors’ retirement plans by developing sophisticated solutions R$ 62 bn AUM¹ See notes and definitions at end of document

5 Our AUM is highly diversified across different segments Our AUM base favors alpha - driven strategies, while our revenue profile is management fee - centric See notes and definitions at end of document 54% 21% 21% 5% 45% 39% 16% 54 % of net revenues come from private market strategies ² 50 % of AUM is in long term products ¹ Net Revenues 1Q’23 LTM AUM 1Q’23

6 48% 39% 8% 5% 35% 25% 23% 9% 8% Local Institutional HNWI Institutional Offshore Allocators & Distributors Public market vehicles Liquid . Strategies . ▪ 95% of Liquid Strategies’ AUM is distributed across proprietary relationships with institutional and HNWI clients 45% 39% 16% 37% 23% 17% 19% 4% Our AUM funding base primarily relies on our proprietary distribution channels Private . Markets . ▪ Private Markets’ AUM base favors long - term to perpetual capital commitments IP&S . ▪ 45% of IP&S’ AUM comes from local institutional investors AUM 1Q’23

7 Vinci Partners is well positioned to take advantage of growth opportunities in the market See notes and definitions at end of document 10 Business Strategies The company’s profitability has proven resilient even in tougher macro scenarios, with rising amounts of free cash flow resulting in attractive quarterly dividend distributions to our shareholders. 91 % Of net revenues come from mgmt. fees¹ We operate a highly visible and integrated recurring revenue business model, built upon diversification across business segments and a proven track record for fundraising . 50% Capital committed 5+ years Vinci Partners continues to post strong growth across AUM and FRE/Share numbers, pushed by fundraising across Private Market strategies. 5 Distribution Channels 1Q22 1Q23 57 62 + 10 % YoY Assets Under Management² + 14 % YoY Fee Related Earnings US$ 1 .53 Dividend since IPO (Per Share ) R$ 4 .53 DEPS³ 1Q23 LTM 7.9 % Dividend Yield 4 1Q23 LTM ( R$bn ) (R$ per share) 1Q22 1Q23 0.78 0.90

We have historically grown faster than the local alternative market, particularly in upcycle environments

- Vinci grew at a 9% and 10% CAGR during the tightening interest rate cycles observed between 2013-2015 and 2020-1Q'23, respectively, while during the easing interest rate cycle spanning 2016-2020, Vinci experienced growth at a CAGR of 25%.
- Vinci has consistently surpassed the local alternative market's compound annual growth rate, expanding its market share over the years and demonstrating resilience irrespective of the macroeconomic landscape.
- The Brazilian Market AUM has more than doubled since 2015, as the allocation mix gradually shifts away from fixed income. As of March 31, 2023, allocation to fixed income assets for the overall industry was close to 40%, indicating its substantial presence in Brazilian allocations. However, this also highlights the significant potential for growth in alternative investments.

Vinci AUM Evolution[1] (R$ bn) vs. Long-term Real Interest Rate



+9%
CAGR 13-15
+25%
CAGR 16-20
+10%
CAGR 20-1Q'23
Tightening cycle
Easing cycle
Tightening cycle
8%
7%
6%
5%
4%
3%
17
18
20
19
21
24
35
50
57
62
6%
Jun'23
2013
2014
2015
2016
2017
2018
2019
2020
2021
1Q'23
AUM (R$bn)
Long-term Real Interest Rate (NTN-B 2045²)

Brazilian Market AUM[3] breakdown (R$ tn)



2015
+12%
CAGR 15-1Q'23
1Q'23
12%
5%
17%
18%
48%
R$2.9 tn AUM
18%
6%
16%
21%
39%
R$7.3 tn AUM
Fixed Income
Hedge Funds
Pension Funds
Public Equities
Others 4

See notes and definitions at end of document

8

We started a strong cycle for fundraising in Private Markets in 2022, raising until the end of the 1Q'23 close to R$5 billion


R$10 bn
Target Fundraising across Private Markets
(18-24 Months Cycle)

VICC
Infrastructure

- A pioneer strategy in Latin America dedicated to renewables generation, water & sewage, and innovative green technologies
- The new Climate Change fund held its first closing in the final part of the 1Q'23. Fees will be charged from the second quarter onwards and all fees charged for subsequent closings will retroact to this date.

VCP IV
Private Equity

- We plan to continue the strategy deployed in VCP III and primarily target control and control-oriented investments.
- VCP IV was activated as of June 2022 and all fees charged for subsequent following closings will retroact to its start.
- First investment announced on November 16th, 2022.

Listed Perpetual Funds
Real Estate & Credit

- Vinci raised close to R$800 million across REITs since the beginning of the cycle, with the launch of new strategies in the Credit segment and stock transactions in Real Estate, with highlights to:
- VCRI, new listed REIT focused on investing in real estate MBS, while also being able to invest in listed REITs with similar investment strategies
- VICA, a perpetual fund that shall invest in a diversified credit portfolio within the Agri sector in Brazil

Vinci Credit Infra
Credit

- New strategy that aims to invest in incentivized infrastructure debentures, focusing on high-grade credit assets in accordance with superior ESG guidelines
- The fund, anchored by local institutional investors, reached R$1.4 billion in capital commitments in the 4Q'22 with the full activation of BNDES's investment, and will continue to fundraise throughout 2023

9

Private Markets strategies are driving robust growth

- Since Vinci's IPO in 2021, our Private Markets segment AUM has grown by over R$9 billion, representing a 48% overall growth. This growth was achieved through organic fundraising across all strategies, totaling R$9.1 billion, with an additional R$2.1 billion coming from the acquisition of Vinci SPS.
- Our Private Markets segment posted Fee Related Earnings of R$31.6 million in the quarter, up 44% when compared to the 4Q'20. We expect to experience additional upside in FRE in the upcoming quarters as fundraising for our flagship products advances and as we begin to charge management fees for the AUM portion that is currently exempt from fees (such as VICC and the remaining capital commitment of Vinci Credit Infra).
- Segment Distributable Earnings of R$37.5 million in the quarter, representing a 66% increase when compared to the 4Q'20.

AUM 1Q'23 vs. 4Q'20 (R$bn)



19.1
9.1
(2.6)
2.1
0.6
(0.1)
28.2
+ 48%
Since IPO
AUM 4Q'20
Capital Subscription
Capital Return
Acquisitions
Net Inflow / (Outflow)
Appreciation / (depreciation)
AUM 1Q'23

FRE and Segment DE 1Q'23 vs. 4Q'20 (R$mm)



+44%
+66%
22
32
23
38
4Q'20
1Q'23
4Q'20
1Q'23
FRE
Segment DE

10

GP Investments holds substantial potential for future value creation

- By the end of the first quarter, Vinci had committed approximately R$1.1 billion to Private Market funds. These commitments serve as seed investments in our new funds, aiming to leverage fundraising efforts and drive future FRE growth for the platform.
- Investments made in proprietary Private Market products target a blended average net IRR of close to 20%, considering our current allocation, or an expected net MoC over invested capital[1] of 2.3x.
- Out of the R$1.1 billion in commitments made so far, nearly R$360 million were called by the funds by the end of first quarter. The remaining uncalled capital is mainly allocated to fixed income instruments and is expected to be called by the funds over the next 4-5 years. Once these private market funds that received seed capital initiate their divestment activity, the returned capital to the platform will contribute to Distributable Earnings results.



GP Investments (R$mm)
2,461
2.3x
MoC
1,068
50
25
100
216
307
369
1Q'23
2028e
Private Equity
REITs
Infrastructure
Credit
IP&S
Public Equities

See notes and definitions at end of document

11

VINCI partners

12 Key Takeaways See notes and definitions at end of document 79 % FRE as % DE 1Q23 LT M We operate a highly predictable business model with recurring revenues coming primarily from management fees 1 We see a relevant upside coming from potential future realization of performance fees R$155.2 m illion in accrued performance fees in Private Markets’ funds 2 Current macroeconomic scenario presents attractive opportunities to grow AUM through M&A 5 3 We believe Vinci is one of the best positioned AAM’s in Brazil to capture the shift in asset allocation, due to its highly diversified and robust platform 10 business strategies 5 distribution channels 4 We are committed to generating strong growth combined with capital distributions to our shareholders 7.9 % Dividend Yield¹ 1Q23 LTM 50% AUM +5 years lockup Complementary and/or Synergistic business lines

Financial Highlights

We have a resilient business model with high management fee centricity

- Management fee revenues totaled R$95.9 million in the 1Q'23, up 10% year-over-year and R$380.1 million over the 1Q'23 LTM, up 4% when compared to the 1Q'22 LTM, as a combination of organic growth with the successful launch of new funds and inorganic growth with the acquisition of Vinci SPS.
- Advisory fees totaled R$4.5 million in the 1Q'23, up 22% year-over-year and R$22.8 million over the 1Q'23 LTM, down 59% when compared to the 1Q'22 LTM, driven by the stronger deal activity in 2021 resulting in higher fees in the period.
- Management fees continue to be the main contributor to net revenues, accounting for 91% of total revenues over the 1Q'23 LTM.
- Total operating expenses of R$212.4 million during the 1Q'23 LTM, a decrease of 2% when compared to the 1Q'22 LTM. On a comparable basis, total operating expenses disregarding our investments into the VRS segment over the 1Q'23 LTM, would be R$206.3 million, a decrease of 5% when compared to the 1Q'22 LTM.

Fee Related Revenues are primarily derived from management fees (R$ mm)



% Mgmt. fees
Management fees
Advisory fees
96%
91
4
87
1Q'22
96%
100
4
96
1Q'23
+ 22% YoY
+ 10% YoY
87%
422
55
366
1Q'22 LTM
94%
403
23
380
1Q'23 LTM
(59)% YoY
+ 4% YoY

Total Expenses 1Q'23 LTM vs. 1Q'22 LTM (R$mm)



(2)%
217
18
24
80
95
1Q'22 LTM
212
17
26
89
80
1Q'23 LTM
Bonus compensation
Corporate center
Segment Personnel expenses
Other G&A

14

VINCI partners

Vinci holds a strong position for future realization of performance fees in private market funds…

- Performance fee receivable of R$155.2 million in the 1Q'23, down 7% quarter-over-quarter.
- The VCP strategy[1] in Private Equity accounted for R$137.5 million in accrued performance fees, or 89% of total performance fees.
- Vinci Partners had, as of 1Q'23, R$12 billion in performance eligible AUM coming from Private Markets' funds still within investment period.
- Accrued performance fees coming from the Infrastructure strategy are the only fees booked as unrealized in the company's balance sheet as of the first quarter of 2023, following IFRS 15 rules. The outstanding accrued performance fees balance reflects the funds' most recent mark and are not booked in the company's balance sheet yet.

Accrued Performance Fees (R$ mm)



167.5
(12.4)
0.0
155.2
4Q'22
Unrealized Performance Fees
Realized Distributions
1Q'23

Accrued Performance Fees by Strategy (%)



11%
R$155.2 mm
89%
Private Equity
Infrastructure

Vinci Partners recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement. The fund FIP Infra Transmissão in Infrastructure had R$15.5 million as of the end of the first quarter of 2023 booked as unrealized performance fees in the company's balance sheet. Accrued performance fees shown for Private Equity funds of R$137.5 million and for the Infrastructure fund VIAS, of R$2.1 million, as of the end of the first quarter of 2023 have not been booked as unrealized performance fees in the company's balance sheet.

See notes and definitions at end of document

15

…and additional gains from our GP Investments and financial income

- Realized GP Investment[1] and Financial income[2] of R$26.0 million in the 1Q'23, down 4% year-over-year, driven by higher realized gains in our liquid fund's portfolio in the 1Q'22.
- Realized GP Investment income of R$5.9 million in the quarter, coming primarily from dividend distributions of the company's proprietary stake in listed REITs.
- Realized GP Investment[1] and Financial income[2] accounted for R$106.1 million over the 1Q'23 LTM , up 64% when compared to the 1Q'22 LTM, driven mostly by the hike in interest rates over the last twelve months.

Realized GP Investment[1] and Financial income[2] 1Q'23 vs 1Q'22 (R$mm)



(4)%
27
2
25
26
6
20
1Q'22
1Q'23
Realized Financial Income
Realized GP Investment Income

Realized GP Investment[1] and Financial income[2] 1Q'23 LTM vs 1Q'22 LTM (R$mm)



+ 64%
65
49
106
24
82
1Q'22 LTM
1Q'23 LTM
Realized Financial Income
Realized GP Investment Income

See notes and definitions at end of document

16

Which translates to a highly visible recurring and profitable business model

- Fee Related Earnings (FRE)[1] of R$49.1 million (R$0.90/share) in the quarter, up 12% year-over-year on an absolute basis and 14% year-over-year on an FRE/share basis. The platform continues to see FRE expansion on a year-over-year basis driven by fundraising across Private Market strategies and the acquisition of Vinci SPS. FRE of R$196.8 million (R$3.56/share) in the 1Q'23 LTM, down 9% when compared to the 1Q'22 LTM. This decrease comes primarily from the Financial Advisory segment, following record revenues posted in 2021. Considering only the asset management segments[2], FRE would be up 2% over the 1Q'23 LTM.

- Distributable Earnings (DE)[1] of R$60.0 million (R$1.10/share) in the quarter, up 4% year-over-year on an absolute basis and 6% year-over-year on an Adjusted DE/share basis, pushed by Private Markets' fundraising cycle and Vinci SPS's acquisition. Adjusted DE was R$250.1 million (R$4.53/share) in the 1Q'23 LTM, up 3% when compared to the 1Q'22 LTM.

Fee-Related Earnings (FRE) – R$mm



FRE Margin
FRE Asset Management
FRE Advisory
FRE VRS
48%
44
1
44
(1)
1Q'22
49%
49
1
49
(2)
1Q'23
+ 115% YoY
+ 10% YoY
N/A
51%
216
28
190
(1)
1Q'22 LTM
49%
197
9
194
(6)
1Q'23 LTM
(67)%
+ 2%
N/A

Adjusted After-tax Distributable Earnings[1] (DE) – R$mm



DE Margin
48%
58
1Q'22
47%
60
1Q'23
+ 4%
46%
243
1Q'22 LTM
47%
250
1Q'23 LTM
+ 3%

See notes and definitions at end of document

17

First Quarter 2023 Segment Earnings (Unaudited)

(R$ thousands, unless mentioned)	1Q'22	4Q'22	1Q'23	Δ YoY(%)	1Q'22 LTM	1Q'23 LTM	Δ LTM (%)
Net revenue from management fees	87,229	99,640	95,877	10%	366,456	380,149	4%
Net revenue from advisory fees	3,674	4,394	4,468	22%	55,363	22,788	(59)%
Total Fee Related Revenues	**90,903**	**104,034**	**100,345**	**10%**	**421,819**	**402,937**	**(4)%**
Segment personnel expenses	(6,549)	(6,163)	(7,164)	9%	(23,698)	(26,069)	10%
Other G&A expenses	(4,503)	(4,977)	(3,458)	(23)%	(18,441)	(17,338)	(6)%
Corporate center expenses	(18,761)	(22,592)	(22,606)	20%	(79,848)	(88,615)	11%
Bonus compensation related to management and advisory	(17,272)	(18,981)	(18,062)	5%	(83,715)	(74,108)	(11)%
Total Fee Related Expenses	**(47,085)**	**(52,713)**	**(51,290)**	**9%**	**(205,702)**	**(206,130)**	**0%**
FEE RELATED EARNINGS (FRE)	**43,818**	**51,321**	**49,055**	**12%**	**216,117**	**196,807**	**(9)%**
FRE Margin (%)	*48.2%*	*49.3%*	*48.9%*		*51.2%*	*48.8%*	
FRE per share[1] (R$/share)	*0.78*	*0.93*	*0.90*		*3.84*	*3.56*	
Net revenue from performance fees	3,172	7,558	1,963	(38)%	30,854	13,391	(57)%
Performance based compensation	(1,032)	(3,558)	(733)	(29)%	(11,741)	(6,255)	(47)%
PERFORMANCE RELATED EARNINGS (PRE)	**2,140**	**4,000**	**1,230**	**(43)%**	**19,113**	**7,136**	**(63)%**
PRE Margin (%)	*67.5%*	*52.9%*	*62.7%*		*61.9%*	*53.3%*	
(-) Unrealized performance fees	(636)	1,683	–	N/A	7,501	4,254	(43)%
(+) Unrealized performance compensation	225	(593)	–	N/A	(2,658)	(1,503)	(43)%
(+) Realized GP investment income	2,045	7,462	5,881	188%	15,784	24,007	52%
SEGMENT DISTRIBUTABLE EARNINGS	**47,593**	**63,873**	**56,166**	**18%**	**255,857**	**230,701**	**(10)%**
Segment DE Margin (%)	*49.8%*	*52.9%*	*51.9%*		*53.8%*	*51.9%*	
(+) Depreciation and amortization	984	1,803	1,778	81%	3,962	5,780	46%
(+) Realized financial income	24,996	10,235	20,089	(20)%	49,081	82,051	67%
(-) Leasing expenses	(2,472)	(2,190)	(2,631)	6%	(11,596)	(9,518)	(18)%
(-) Other financial expenses[2]	(1,136)	(3,537)	(3,900)	243%	(2,341)	(8,482)	262%
(-) Non-operational expenses[3]	(5,109)	–	–	N/A	(5,109)	(1,485)	N/A
(-) Income taxes (excluding related to unrealized fees and income)	(11,601)	(14,392)	(11,496)	(1)%	(51,561)	(49,972)	(3)%
DISTRIBUTABLE EARNINGS (DE)	**53,255**	**55,792**	**60,006**	**13%**	**238,294**	**249,075**	**5%**
DE Margin (%)	*44.2%*	*42.6%*	*46.8%*		*45.4%*	*47.3%*	
DE per share (R$/share)[4]	*0.95*	*1.01*	*1.10*		*4.23*	*4.52*	
(+) Non-operational expenses[3] (including Income Tax effect)	4,437	–	–	N/A	5,425	–	N/A
ADJUSTED DISTRIBUTABLE EARNINGS	**57,692**	**55,792**	**60,006**	**4%**	**242,730**	**250,063**	**3%**
Adjusted DE Margin (%)	*47.9%*	*42.6%*	*46.8%*		*46.2%*	*47.5%*	
Adjusted DE per share (R$/share)	*1.03*	*1.01*	*1.10*		*4.31*	*4.53*	

See notes and definitions at end of document

18

VINCI partners

Appendix – I Business Overview

20 2 6 11 15 17 18 20 19 21 24 35 48 54 60 59 50 57 63 62 0 10 20 30 40 50 60 70 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 1Q'23 AUM (R$bn) AUM DC¹ (R$bn) Brazil Interest Rates We have scaled our platform significantly since our inception in 2009… See notes and definitions at end of document 2011 - 2013 Inception of Vinci Infrastructure & International strategy PE: Fundraising VCP II (R$2.2bn) Company becomes a signatory to PRI Real Estate, Credit, and Receivables strategy 2009 Establishment of Vinci Partners 2010 Public Equities: Association with “Gas” (Equities) 2014 - 2016 Vinci begins heavily investing in governance to set a growth platform for the exit of the recessionary market Credit: Fundraising of Vinci Credito Imobiliario I (VCI I) 2017 - 2019 Public Equities : Acquisition of Mosaico Capital Real Estate: IPO VISC, IPO VILG and VINO and follow ons VISC & VILG PE: Launch of VIR strategy and fundraising of VCP III Infra: Fundraising Vinci Infra II and IPO VIGT Credit : FIDC Energia Sustentavel funded by BNDES and fundraising of VCI II 2021 Vinci ´ s IPO at Nasdaq Private Equity: Final Closing of VIR IV Real Estate and Infra: Fundraising of VFDL and VIAS Follow Ons for VILG, VIGT and VISC IPO of VIUR 2020 Private Equity: First closing of VIR IV Real Estate: IPO of VIFI Follow o ns for VILG, VISC and VINO Public Equities: Dissociation with “Gas Investimentos” 2.0% 4.5% 6.5% 7.0% 13.8% 14.3% 11.8% 10.0% 7.3% 11.0% 10.8% 8.8% 2022 Acquisition of SPS Capital Activation of BNDE’s anchor investment across Vinci Credit Infra ( Credit ) and VICC ( Infra ) Private Equity: Start of fundraising for VCP IV Real Estate and Credit: First public offer for VICA Launch of Vinci Credit Infra with an anchor institutional investment 9.3% 13.8% Vinci Partners was founded in October 2009 by a group of seasoned and respected managers in the financial market 2023 Infra: First closing of VICC VRS: Product was officially launched 13.8%

We are pioneers among Brazilian firms in our commitment to ESG

Our ESG approach is a fundamental value that permeates throughout our investment strategies

Impact monitoring KPIs

- Growth of Average Salary and Number of Employees
- Gender Equality
- Employees Covered by Healthcare Benefits
- Policies Against Discrimination Based on Sexual Preference and Persons with Disabilities
- Implementation of Governance Practices
- Taxes Paid per Investment
- Revenue Growth

Innovative ESG related products

VIR IV – launched with dual mandate of targeting measurable ESG impact and achieving market returns

Vinci Energia Sustentavel (VES) - Credit Fund focused on private debt related to green energy funded by BNDES

Vinci Climate Change (VICC) – Focused on renewables generation, water & sewage, and innovative green technologies

2009
Vinci foundation: We believe in ethics as the best value in a relationship

2012
Vinci as a PRI signatory

2014
ESG Policy for Private Equity

2017
New ESG Model and new Governance and Compliance models

2019
Vinci PE granted PRI A Score
ESG Policy for Public Equity and Credit
Development of the Impact Framework (VIR IV)

2020
Vinci engaged with the IDB to apply the WEPs tool
First ESG Annual Report for VCP III

2021
VIR IV (largest impact fund in Brazil) final closing of R$ 1 billion
VES was the first Brazilian fund to receive the "European Standard" label

2022
VICC Activation of BNDES anchor investment
Vinci Credit Infra Activation of anchor investments from local institutional investors such as BNDES

2023
VIAS renewed its ESG certification from NINT
VICC held its first closing

2003-2004
NE Empreendedor Raised and invested by Vinci's team (at Banco Pactual)
Fund I US$608 million of invested capital by Vinci's team (at Banco Pactual)

2011
VCP II US$1.4 billion fund closed

2017
Vinci assumes NE II and NE III management
NE III R$240mm Dry Powder

2018
NE III (GIIN metrics)
VES Win public auction from BNDES

2019
VCP III US$1.0bn fund closed'
VIR IV BNDES approved anchor commitment

2020
VIR IV in the process of becoming a OPIM signatory

2021
VIR IV won the Private Equity ESG Fund of the Year Award from Environmental Finance
Vinci received the WOB – Women on Board seal

2022
VIAS won the ESG certification from NINT, Latin America's largest ESG consulting and assessment firm

2023
VIR IV won the LAVCA ESG Deal of the Year Award with the sale of Pró Infusion

See notes and definitions at end of document

21

VINCI partners

22 Risk management committee composed and supervised by senior executives including the addition of Julya Wellish as a partner and head of Legal & Compliance (Previously Chief Prosecutor at CVM 1 ) We place a strong emphasis on risk management, taking the utmost care of our clients ’ capital ▪ Mandatory annual compliance training programs to all of Vinci Partners’ employees ▪ Mandatory annual information security policy awareness training to all employees ▪ Vinci Partners practices top - notch risk management strategies, including but not limited to restriction list systems, Chinese Wall, anti - bribery and corruption practices and restriction on securities trading ▪ Risk & compliance committee composed by CCO, CRO, CFO and CHRO ▪ Biannual and ad - hoc meetings ensuring proactive supervision ▪ Anti - money laundering & countering financing of terrorism committee composed by the CCO, CRO, CFO, CHRO and CEO ▪ Annual and ad - hoc meetings ensuring proactive supervision ▪ Cyber security systems and procedures to prevent, monitor and combat cyber threats and risks ▪ Contingency response plans that allow continuity of business in case of incidents Compliance Training Programs Risk & Compliance Committee AML & CFT Committee Cyber Security Program Risk Management Best Practices See notes and definitions at end of document

23 We are a leader in Brazilian alternative asset management with strong competitive advantages 91% of AUM from Proprietary distribution channels¹ 54% of Net Revenues come from Private Market Strategies ² 50% of AUM committed for over 5 years Diversified business model 10 business units Partnership model: 38 partners Vinci Partners differentiators Vinci Partners Competitive Advantage Product offering Capabilities Company Private markets Liquid Strategies Investment Products & Solutions Retirement Services Distribution Platform Integration PE RE Infra Credit Vinci SPS Other Alternative Local Asset Managers 4 Other Independent Asset Managers 5 Hedge funds 6 Incumbent banks 7 In development Well developed Developed Independent asset manager ³ See notes and definitions at end of document

Appendix – II Segment summaries

25 57% 18% 20% 4% Financials by segment ▪ Fee Related Earnings (FRE), disregarding Vinci Retirement Services segment, were R$202.9 million over the 1Q’23 LTM, with 57% of FRE coming from Private Markets, followed by IP&S accounting for 20%, Liquid Strategies for 18% and Financial Advisory for 4%. ▪ Segment Distributable Earnings, disregarding Vinci Retirement Services segment, were R$236.8 million over the 1Q’23 LTM, with 61 % coming from Private Markets’ strategies, followed by IP&S accounting for 18%, Liquid Strategies for 17% and Financial Advisory for 4%. Segment Distributable Earnings 1Q’23 LTM by Segment Fee Related Earnings (FRE) 1Q’23 LTM by Segment R$203 mm R$237 mm 61% 17% 18% 4% Private Markets Liquid Strategies IP&S Financial Advisory

26 We offer a complete and diversified platform for alternative investments Private Equity – R$13.6bn AUM (48%) Real Estate – R$5.1bn AUM (18%) PRIVATE MARKETS R$28 BILLION AUM The real estate strategy invests through two subs - strategies : Listed Perpetual Funds : The real estate strategy currently manages seven listed perpetual funds, with over 430 , 000 retail investors . This listed perpetual funds strategy is focused on the acquisition of core, income - generating real estate assets through investments in seven sub - sectors : shopping malls, industrial and logistics, office properties, financial instruments, urban commercial properties, agribusiness and real estate credit . Opportunistic Development : The real estate team has extended experience in the development of real estate properties and currently manages a fund focused on the development of industrial properties in Brazil . Our Real Estate team also manages exclusive mandates, which includes an exclusive mandate REIT for an international institutional investor that co - invests in four shopping malls with VISC, and a fund of funds strategy that invests in listed REITs . The private equity strategy invests through two sub - strategies : Vinci Capital Partners : VCP focuses on control and co - control investments, executing across growth equity transactions, greenfield investments, buyouts and turnarounds . The third vintage of VCP strategy, Vinci Capital Partners III, is full allocated and will start its divestment phase, while the fourth vintage, Vinci Capital Partners IV, is currently within fundraising process and already announced its first investment in November 2022 . Vinci Impact and Return : VIR focuses on minority investments in small - to - medium enterprises with a dual mandate of generating ESG impact as well as market returns . The VIR strategy is currently within investment period for its fourth vintage, Vinci Impact and Return IV, the largest impact oriented private equity fund in Latin America .

27 Infrastructure – R$2.4bn AUM (8%) Vinci SPS – R$2.1bn AUM (8%) The Vinci SPS strategy invests across five core sub - strategies : Primary Market Funding : New money provided through structured credit solutions . Downside protection through collateral and other mechanisms . Borrowers credit profile range from distressed to high yield . Secondary Market Funding : Acquisition of assets from creditors . Illiquid assets, with different credit profiles . Superior returns obtained through discounted prices combined with improved recovery strategies . Claims : Acquisition of judicial assets against public and private entities . Litigation Finance : Financing of litigation claims where one party has a legit plea but lacks the resources to maintain a typically long and costly judicial dispute . Credit Platforms : Scattered operations (retail) scalable through intense use of technology in their origination and processing workflows . We offer a complete and diversified platform for alternative investments PRIVATE MARKETS R$28 BILLION AUM The Infrastructure strategy invests across two core sub - strategies : Sector - focused funds : The Infrastructure team manages closed - end funds as its flagship strategy, seeking exposure to real assets related to physical infrastructure, through investments in the privatization of state - owned companies and concessions that provide water and sewage services, development of greenfield projects, and core transmission assets . The team also manages a public market vehicle, listed on the Brazilian stock exchange, VIGT, focused on the acquisition of yield - generating power transmission assets . Structured Credit : The team also has exposure to fixed assets through debt investments in infrastructure projects across different sectors . Credit – R$5.0bn AUM (18%) The Credit strategy invests across five core sub - strategies : Infrastructure Credit : The team manages two group of funds with similar strategies, but of different vintages, namely Vinci Energia Sustentável , or VES, and Vinci Credit Infra . The funds essentially invest in senior secured debentures, focused on renewable energy, such as wind, solar, and hydro power generation, in line with our strict ESG guidelines . Real Estate Credit : Investment opportunities in senior secured loans/securities in the form of debentures or MBS, backed by underlying real estate loans and/or receivables . Multi - strategy/Structured Credit : Comprises a group funds, including open - ended funds and managed accounts, investing in senior secured loans and short - term receivables . Exclusive Mandates : Mandates with customized investment policy and client - driven . Agribusiness : Focused on bilateral senior secured credit transactions, which are originated and structured in - house

Private Markets

- Fee related earnings (FRE) of R$31.6 million in the quarter, up 27% year-over-year, driven by a combination of the strong fundraising over the last twelve months and the acquisition of Vinci SPS.
- FRE was R$116.5 million over the 1Q'23 LTM, an increase of 9% when compared to the 1Q'22 LTM.
- Segment Distributable Earnings of R$37.5 million in the quarter, up 39% year-over-year. Segment DE was R$144.9 million over the 1Q'23 LTM, an increase of 11% when compared to the 1Q'22 LTM, boosted by a combination of growth in FRE and a higher contribution from GP investment income coming from dividend distributions from the company's seed investments in proprietary listed REITs.
- Total AUM of R$28.2 billion in the quarter, an increase of 34% year-over-year, driven by strong fundraising across Private Equity, Credit, Infrastructure and the acquisition of Vinci SPS. VICC held its first closing at the end of the 1Q'23, therefore the new capital subscriptions positively impacted AUM numbers for the current quarter and will start to have a positive effect on management fees from the second quarter onwards.

(R$ thousands, unless mentioned)	1Q'22	4Q'22	1Q'23	Δ YoY (%)	1Q'22 LTM	1Q'23 LTM	Δ LTM (%)
Net revenue from management fees	46,759	59,699	58,432	25%	194,661	218,734	12%
Net revenue from advisory fees	467	1,756	275	(41)%	5,615	2,865	(49)%
Total Fee Related Revenues	**47,226**	**61,455**	**58,706**	**24%**	**200,276**	**221,598**	**11%**
Segment personnel expenses	(2,736)	(3,050)	(3,509)	28%	(10,869)	(12,630)	16%
Other G&A expenses	(2,755)	(2,194)	(1,438)	(48)%	(11,803)	(8,592)	(27)%
Corporate center expenses	(9,554)	(12,790)	(13,018)	36%	(37,426)	(47,922)	28%
Bonus compensation related to management and advisory	(7,307)	(9,756)	(9,111)	25%	(33,338)	(35,955)	8%
Total Fee Related Expenses	**(22,352)**	**(27,790)**	**(27,076)**	**21%**	**(93,436)**	**(105,100)**	**12%**
FEE RELATED EARNINGS (FRE)	**24,874**	**33,664**	**31,630**	**27%**	**106,840**	**116,499**	**9%**
FRE Margin (%)	*52.7%*	*54.8%*	*53.9%*		*53.3%*	*52.6%*	
Net revenue from performance fees	640	3,660	7	(99)%	5,162	2,826	(45)%
Realized performance fees	4	5,343	7	83%	12,663	7,080	(44)%
Unrealized performance fees	636	(1,683)	–	(100)%	(7,501)	(4,254)	(43)%
Performance based compensation	(226)	(1,459)	(3)	(99)%	(1,611)	(1,165)	(28)%
PERFORMANCE RELATED EARNINGS (PRE)	**414**	**2,201**	**5**	**(99)%**	**3,550**	**1,661**	**(53)%**
PRE Margin (%)	*64.7%*	*60.1%*	*64.6%*		*68.8%*	*58.8%*	
(-) Unrealized performance fees	(636)	1,683	–	(100)%	7,501	4,254	(43)%
(+) Unrealized performance compensation	225	(593)	–	(100)%	(2,658)	(1,503)	(43)%
(+) Realized GP investment income	2,045	7,462	5,881	188%	15,784	24,007	52%
SEGMENT DISTRIBUTABLE EARNINGS	**26,922**	**44,418**	**37,516**	**39%**	**131,018**	**144,918**	**11%**
Segment DE Margin (%)	*54.6%*	*64.5%*	*58.1%*		*60.6%*	*59.0%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	21,041	28,685	28,198	34%	21,041	28,198	34%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	19,192	25,259	24,825	29%	19,192	24,825	29%
AVERAGE MANAGEMENT FEE RATE (%)	0.92%	0.90%	0.87%		0.96%	0.88%	
FULL TIME EMPLOYEES	50	65	61	22%	50	61	22%



Private Markets' AUM
Infrastructure
8%
Vinci SPS
8%
Credit
18%
R$28 bn
AUM
Private Equity
48%
Real Estate
18%

28

29 We have an established and widely recognized liquid strategies platform LIQUID STRATEGIES R$10 BILLION AUM Vinci Partners has a long track record and deep experience investing in public equities in Brazil . We focus on holding positions in companies for three to five years following deep analysis and review by our various investment committees, taking into consideration our internal controls . Our public equities strategy invests according to two key sub - strategies : All Caps : The all - caps sub - strategy focuses on long term performance through a concentrated portfolio and deep fundamental analysis without any market capitalization constraints . Our all caps flagship strategy is Vinci Mosaico , that seeks to achieve long - term results above the Brazilian stock market . The team also manages a sovereign wealth exclusive mandate under the all caps strategy . Dividends : The dividends sub - strategy focuses on well - managed companies with a strong presence in their segments that are generating significant cash returns through dividends . Our flagship strategy is Vinci Gas Dividendos , that seeks to achieve long - term returns by investing in companies with a consistent history of dividends’ payment . Public Equities – R$7.1bn AUM (71%) Our hedge funds team operates under a multi - manager strategy with several portfolio managers each pursuing independent strategies . The portfolio managers have access to both our macro and equities research dedicated teams . It helps creating a very robust analysis of the markets and developed markets currencies, government bonds and derivatives . We have strong overarching risk monitoring practices in order to generate superior Sharpe ratio and alpha for our investors . Our hedge funds strategy invests through two key sub - strategies : Vinci Atlas : Our hedge funds flagship strategy invests across five principal sub - strategies : nominal interest, inflation, commodities, currencies and equities . Total Return : The total return strategy focuses on high absolute risk - adjusted returns through fundamental analysis, diversification and use of derivatives . Hedge Funds – R$2.7bn AUM (29%)

Liquid Strategies

- Fee related earnings (FRE) of R$8.4 million in the quarter, down 19% year-over-year. FRE was R$36.3 million over the 1Q'23 LTM, a decrease of 15% compared to the 1Q'22 LTM, driven mostly by the mark-to-market effect in liquid strategies' AUM that negatively impacted management fee revenues.
- Performance related earnings (PRE) of R$0.8 million in the quarter, down 53% year-over-year. PRE was R$3.5 million over the 1Q'23 LTM, a decrease of 34% when compared to the 1Q'22 LTM.
- Segment Distributable Earnings of R$9.2 million in the quarter, down 23% year-over-year, following lower contributions from performance fees and FRE. Segment Distributable Earnings was R$39.8 million over the 1Q'23 LTM, a decrease of 17% when compared to the 1Q'22 LTM.
- AUM was R$9.8 billion in the quarter. Liquid strategies' AUM has posted resilient numbers when compared to the Brazilian landscape for liquid funds, having not suffered with relevant outflows. Nevertheless, liquid funds have been impacted by market-to-market effects that negatively affected Liquid strategies' AUM.

(R$ thousands, unless mentioned)	1Q'22	4Q'22	1Q'23	Δ YoY (%)	1Q'22 LTM	1Q'23 LTM	Δ LTM (%)
Net revenue from management fees	20,573	19,823	18,293	(11)%	87,376	79,045	(10)%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**20,573**	**19,823**	**18,293**	**(11)%**	**87,376**	**79,045**	**(10)%**
Segment personnel expenses	(1,384)	(1,320)	(1,608)	16%	(5,659)	(5,720)	1%
Other G&A expenses	(676)	(1,189)	(710)	5%	(2,858)	(3,688)	29%
Corporate center expenses	(4,203)	(4,247)	(4,075)	(3)%	(17,395)	(17,557)	1%
Bonus compensation related to management and advisory	(3,948)	(4,227)	(3,471)	(12)%	(18,559)	(15,754)	(15)%
Total Fee Related Expenses	**(10,212)**	**(10,983)**	**(9,864)**	**(3)%**	**(44,471)**	**(42,720)**	**(4)%**
FEE RELATED EARNINGS (FRE)	**10,361**	**8,840**	**8,429**	**(19)%**	**42,904**	**36,325**	**(15)%**
FRE Margin (%)	*50.4%*	*44.6%*	*46.1%*		*49.1%*	*46.0%*	
Net revenue from performance fees	2,325	2,937	1,166	(50)%	10,729	6,828	(36)%
Realized performance fees	2,325	2,937	1,166	*(50)%*	10,729	6,828	*(36)%*
Unrealized performance fees	–	–	–	*N/A*	–	–	N/A
Performance based compensation	(722)	(1,761)	(415)	(43)%	(5,531)	(3,377)	(39)%
PERFORMANCE RELATED EARNINGS (PRE)	**1,603**	**1,176**	**752**	**(53)%**	**5,198**	**3,451**	**(34)%**
PRE Margin (%)	*68.9%*	*40.0%*	*64.5%*		*48.4%*	*50.5%*	
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**11,963**	**10,016**	**9,180**	**(23)%**	**48,103**	**39,776**	**(17)%**
Segment DE Margin (%)	*52.2%*	*44.0%*	*47.2%*		*49.0%*	*46.3%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	**12,243**	**10,209**	**9,818**	**(20)%**	**12,243**	**9,818**	**(20)%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	**12,104**	**10,053**	**9,614**	**(21)%**	**12,104**	**9,614**	**(21)%**
AVERAGE MANAGEMENT FEE RATE (%)	***0.74%***	***0.81%***	***0.78%***		***0.74%***	***0.81%***	
FULL TIME EMPLOYEES	**21**	**23**	**22**	**5%**	**21**	**22**	**5%**



Liquid Strategies' AUM
Hedge Funds
28%
R$10 bn
AUM
Public Equities
72%

30

31 Commingled Funds – R$2.1bn AUM (9%) Our focused commingled funds are owned by multiple clients, from retail to institutional investors, and deploy capital in specific asset classes within defined investment strategies . Our flagship strategies are Vinci Valorem, focusing on fixed income assets, foreign exchange currency and derivatives, and Vinci Selection Equities, which invests in other public equities funds seeking to beat the Ibovespa . Pension Plans – R$3.1bn AUM (13%) Within our IP&S segment, we manage PGBL and VGBL pension plan funds, owned by retail clients, which provide tax and succession benefits . Our flagship strategy, “Vinci Equilíbrio”, seeks investments in specific asset classes, such as fixed income, foreign exchange currency, public equities, derivatives and other funds. We are market leaders in providing investment solutions to our clients INVESTMENT PRODUCTS & SOLUTIONS R$24 BILLION AUM In our separate exclusive mandates, we provide investment solutions to institutional investors, such as small to medium - sized foundations, pension funds and financial institutions in Brazil, and high net worth individuals . Our asset allocation team seeks tailored made and distinctive portfolio construction solutions, addressing the clients’ specific portfolio objectives and restraints regarding targeted return, risk tolerance, diversification, asset class and liquidity . Separate Exclusive Mandates – R$16.3bn AUM (67%) International – R$2.7bn AUM (11%) Within our IP&S segment we have an offshore allocation service, or international exclusive mandates, managed by a team in our New York office . We provide tailored made investment solutions for local institutional investors and nigh net worth individuals that are seeking risk diversification by allocating part of their portfolios outside Brazil .

Investment Products & Solutions

- Fee related earnings (FRE) of R$9.0 million in the quarter, down 3% year-over-year. FRE was R$41.1 million over the 1Q'23 LTM, an increase of 3% when compared to the 1Q'22 LTM.
- Performance related earnings (PRE) of R$0.5 million, up 283% year-over-year. PRE over the 1Q'23 LTM was R$2.0 million, a decrease of 80% when compared to the 1Q'22 LTM, following a strong year for international exclusive mandates in 2021.
- Segment Distributable Earnings of R$9.5 million in the quarter, up 1% year-over-year. Segment DE was R$43.1 million over the 1Q'23 LTM, a decrease of 15% when compared to the 1Q'22 LTM, that posted higher contribution from PRE.
- Total AUM of R$24.2 billion, up 4% year-over-year.

(R$ thousands, unless mentioned)	1Q'22	4Q'22	1Q'23	Δ YoY (%)	1Q'22 LTM	1Q'23 LTM	Δ LTM (%)
Net revenue from management fees	19,897	20,119	19,152	(4)%	84,416	82,370	(2)%
Net revenue from advisory fees	7	7	7	7%	42	29	(32)%
Total Fee Related Revenues	**19,904**	**20,126**	**19,160**	**(4)%**	**84,458**	**82,398**	**(2)%**
Segment personnel expenses	(1,827)	(987)	(1,154)	(37)%	(5,275)	(4,294)	(19)%
Other G&A expenses	(600)	(992)	(862)	44%	(2,226)	(2,926)	31%
Corporate center expenses	(4,065)	(4,310)	(4,267)	5%	(16,184)	(18,364)	13%
Bonus compensation related to management and advisory	(4,156)	(4,184)	(3,859)	(7)%	(20,699)	(15,725)	(24)%
Total Fee Related Expenses	**(10,648)**	**(10,473)**	**(10,142)**	**(5)%**	**(44,384)**	**(41,309)**	**(7)%**
FEE RELATED EARNINGS (FRE)	**9,255**	**9,653**	**9,017**	**(3)%**	**40,074**	**41,090**	**3%**
FRE Margin (%)	*46.5%*	*48.0%*	*47.1%*		*47.4%*	*49.9%*	
Net revenue from performance fees	208	961	790	280%	14,964	3,738	(75)%
Realized performance fees	*208*	*961*	*790*	*280%*	*14,964*	*3,738*	*(75)%*
Unrealized performance fees	*–*	*–*	*–*	*N/A*	*–*	*–*	*N/A*
Performance based compensation	(84)	(338)	(316)	276%	(4,599)	(1,712)	(63)%
PERFORMANCE RELATED EARNINGS (PRE)	**124**	**623**	**474**	**283%**	**10,365**	**2,026**	**(80)%**
PRE Margin (%)	*59.5%*	*64.8%*	*60.0%*		*69.3%*	*54.2%*	
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	0	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**9,379**	**10,276**	**9,491**	**1%**	**50,439**	**43,116**	**(15)%**
Segment DE Margin (%)	*46.6%*	*48.7%*	*47.6%*		*50.7%*	*50.1%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	**23,394**	**24,187**	**24,216**	**4%**	**23,394**	**24,216**	**4%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	**23,258**	**24,085**	**24,050**	**3%**	**23,258**	**24,050**	**3%**
AVERAGE MANAGEMENT FEE RATE (%)	***0.37%***	***0.36%***	***0.35%***		***0.39%***	***0.37%***	
FULL TIME EMPLOYEES	**14**	**15**	**13**	**(7)%**	**14**	**13**	**(7)%**



IP&S AUM
Commingled Funds 9%
International 11%
Pension Plans 13%
Separate Mandates 67%
R$24 bn AUM

32

VINCI partners

33 We have a leading financial advisory business About our Financial Advisory team Our financial advisory services team provides financial and strategic services to business owners, senior corporate management teams and boards of directors, focusing mostly on pre - IPO and M&A advisory services for Brazilian middle - market companies . We believe our financial advisory services team serves as trusted advisors to clients seeking local and/or product expertise in the Brazilian marketplace . As an independent boutique, Vinci Partners has the flexibility to engage in transactions that often require complex solutions, long - term relationships, and alignment of interests with clients . About the Services provided Outstanding position in the Brazilian market FINANCIAL ADVISORY The Financial Advisory platform provides conflict - free advice with senior focus for value creation and long - term support . The platform focuses on two main sub - strategies : Merges and Acquisitions (M&A) : advisory in acquisitions, sales, joint ventures and merges, private placements, fundraising, capital and corporate structure analysis and valuation reports . Capital Markets : conflict - free advisory for IPO and pre - IPO, block trades, debt restructuring and market/investor communication . Vinci Financial Advisory is consolidated as the most relevant independent financial advisor in Brazil, having being recognized in several awards for M&A transactions, such as : Leaders League Ranking : Ranked as Leading Independent M&A Advisor in Brazil in 2021 , 2022 and 2023 # 1 in Ranking of independent financial advisors in Brazil in number of deals closed – Bloomberg ( 2011 – 2022 ) The M&A Atlas Awards (Middle Market) : Ranked as the Best Investment Bank in Brazil in 2019 , 2020 and 2023 Sale of 100% of shares to M Dias Branco Strategic Acquisitions of Tiaxa and M4U Preparation of the fairness opinion in the context of the merger with SulAmérica Capitalization by GIC, Singapore's sovereign fund IPO at B3 IPO at B3

Financial Advisory

- Fee related earnings (FRE) of R$1.5 million in the quarter, up 115% year-over-year.
- FRE was R$9.0 million over the 1Q'23 LTM, a decrease of 67% when compared to the 1Q'22 LTM, due to a stronger deal environment in 2021.
- Segment Distributable Earnings over the 1Q'23 LTM were R$9.0 million, a decrease of 67% year-over-year when compared to the 1Q'22 LTM.

(R$ thousands, unless mentioned)	1Q'22	4Q'22	1Q'23	Δ YoY (%)	1Q'22 LTM	1Q'23 LTM	Δ LTM (%)
Net revenue from management fees	–	–	–	N/A	–	–	N/A
Net revenue from advisory fees	3,201	2,630	4,186	31%	49,707	19,893	(60)%
Total Fee Related Revenues	**3,201**	**2,630**	**4,186**	**31%**	**49,707**	**19,893**	**(60)%**
Segment personnel expenses	(505)	(472)	(471)	(7)%	(1,798)	(1,975)	10%
Other G&A expenses	(209)	(87)	(74)	(65)%	(1,291)	(408)	(68)%
Corporate center expenses	(938)	(1,130)	(1,130)	20%	(8,843)	(4,449)	(50)%
Bonus compensation related to management and advisory	(858)	(302)	(1,023)	19%	(10,116)	(4,054)	(60)%
Total Fee Related Expenses	**(2,510)**	**(1,991)**	**(2,698)**	**7%**	**(22,048)**	**(10,885)**	**(51)%**
FEE RELATED EARNINGS (FRE)	**690**	**639**	**1,487**	**115%**	**27,659**	**9,008**	**(67)%**
FRE Margin (%)	*21.6%*	*24.3%*	*35.5%*		*55.6%*	*45.3%*	
SEGMENT DISTRIBUTABLE EARNINGS	**690**	**639**	**1,487**	**115%**	**27,659**	**9,008**	**(67)%**
Segment DE Margin (%)	*21.6%*	*24.3%*	*35.5%*		*55.6%*	*45.3%*	
FULL TIME EMPLOYEES	**11**	**10**	**9**	**(18)%**	**11**	**9**	**(18)%**

34

VINCI partners

Retirement Services

- Fee Related Earnings (FRE) of negative R$1.5 million in the quarter. FRE was negative R$6.1 million in the 1Q'23 LTM.
- VRS launched in the latter part of the quarter. It should start to contribute to AUM numbers and management fee revenues from the next quarter onwards.

(R$ thousands, unless mentioned)	1Q'22	4Q'22	1Q'23	Δ YoY (%)	1Q'22 LTM	1Q'23 LTM	Δ LTM (%)
Net revenue from management fees	–	–	0	N/A	–	0	N/A
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**–**	**–**	**0**	**N/A**	**–**	**0**	**N/A**
Segment personnel expenses	(97)	(334)	(422)	335%	(97)	(1,450)	1,394%
Other G&A expenses	(263)	(515)	(374)	42%	(263)	(1,724)	557%
Corporate center expenses	–	(115)	(115)	N/A	–	(322)	N/A
Bonus compensation related to management and advisory	(1,002)	(513)	(598)	-40%	(1,002)	(2,622)	162%
Total Fee Related Expenses	**(1,362)**	**(1,476)**	**(1,509)**	**11%**	**(1,362)**	**(6,119)**	**349%**
FEE RELATED EARNINGS (FRE)	**(1,362)**	**(1,476)**	**(1,509)**	**11%**	**(1,362)**	**(6,119)**	**349%**
FRE Margin (%)	*N/A*	*N/A*	*N/A*		*N/A*	*N/A*	
Net revenue from performance fees	–	–	–	N/A	–	–	N/A
Realized performance fees	–	–	–	*N/A*	–	–	*N/A*
Unrealized performance fees	–	–	–	*N/A*	–	–	*N/A*
Performance based compensation	–	–	–	N/A	–	–	N/A
PERFORMANCE RELATED EARNINGS (PRE)	**–**	**–**	**–**	**N/A**	**–**	**–**	**N/A**
PRE Margin (%)	*N/A*	*N/A*	*N/A*		*N/A*	*N/A*	
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**(1,362)**	**(1,476)**	**(1,509)**	**11%**	**(1,362)**	**(6,119)**	**349%**
Segment DE Margin (%)	*N/A*	*N/A*	*N/A*		*N/A*	*N/A*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	**–**	**–**	**–**	**N/A**	**–**	**-**	**N/A**
FULL TIME EMPLOYEES	**3**	**7**	**7**	**133%**	**3**	**7**	**133%**

35

VINCI partners

Appendix – III Financial statements

37 How to analyze Vinci Partners’ financial model Fee Related Earnings (FRE) (+) Management fees: our main source of revenues, derived from fees charged over our Fee - Earning AUM (+) Advisory fees: fees charged over advisory services provided by our financial advisory and management teams ( - ) Operating expenses: includes all G&A, personnel and profit - sharing expenses (related to mgmt. and adv. fees) Performance Related Earnings (PRE) (+) Performance fees: derived from fees charged over our Performance - Eligible AUM. In most of our LS and IP&S segments, performance fees are charged over a hurdle rate once the fund’s return exceeds its benchmark. In our Private Market strategies most of the funds charge performance over the fund’s absolute return once it surpasses its preferred rate. ( - ) Performance compensation: compensation allocated to the management teams linked to generated performance fees Distributable Earnings (DE) (+) FRE (+) Cash PRE: PRE less unrealized performance fees and unrealized performance compensation (+) Realized GP Investment Income: realized income derived from our GP Investments in our Private Market funds (+) Realized Financial Income: realized income derived from the company’s cash allocations (+) D&A: non - cash expense that is added back to our Distributable Earnings calculation ( - ) Cash Income taxes: income taxes calculated over realized revenues

Financials - Income Statement (Unaudited)

(R$ thousands, unless mentioned)	1Q'22	4Q'22	1Q'23	Δ YoY(%)	1Q'22 LTM	1Q'23 LTM	Δ LTM (%)
REVENUES							
Net revenue from management fees	87,229	99,640	95,877	10%	366,456	380,149	4%
Net revenue from performance fees	3,172	7,558	1,963	(38)%	30,854	13,391	(57)%
Realized performance fees	*2,536*	*9,241*	*1,963*	*(23)%*	*38,355*	*17,645*	*(54)%*
Unrealized performance fees	*636*	*(1,683)*	*–*	*N/A*	*(7,501)*	*(4,254)*	*(43)%*
Net revenue from advisory	3,674	4,394	4,468	22%	55,363	22,788	(59)%
Total net revenues from services rendered	**94,075**	**111,592**	**102,308**	**9%**	**452,673**	**416,328**	**(8)%**
EXPENSES							
Bonus related to management and advisory	(17,272)	(18,981)	(18,062)	5%	(83,715)	(74,108)	(11)%
Performance based compensation	(1,032)	(3,558)	(733)	(29)%	(11,741)	(6,255)	(47)%
Realized	*(807)*	*(4,151)*	*(733)*	*(9)%*	*(14,399)*	*(7,759)*	*(46)%*
Unrealized	*(225)*	*593*	*–*	*N/A*	*2,658*	*1,503*	*(43)%*
Total compensation and benefits	**(18,303)**	**(22,539)**	**(18,795)**	**3%**	**(95,455)**	**(80,363)**	**(16)%**
Segment personnel expenses	(6,549)	(6,163)	(7,164)	9%	(23,698)	(26,069)	10%
Other general and administrative expenses	(4,503)	(4,977)	(3,458)	(23)%	(18,441)	(17,338)	(6)%
Corporate center expenses	(18,761)	(22,592)	(22,606)	20%	(79,848)	(88,615)	11%
Total expenses	**(48,116)**	**(56,271)**	**(52,023)**	**8%**	**(217,442)**	**(212,385)**	**(2)%**
Operating profit	**45,959**	**55,321**	**50,285**	**9%**	**235,231**	**203,943**	**(13)%**
OTHER ITEMS							
GP Investment income	(4,169)	8,011	(20,200)	385%	(5,250)	(9,727)	85%
Realized gain from GP investment income	*2,045*	*7,462*	*5,881*	*188%*	*15,784*	*24,007*	*52%*
Unrealized gain from GP investment income	*(6,214)*	*549*	*(26,081)*	*320%*	*(21,034)*	*(33,734)*	*60%*
Financial income	24,708	10,268	20,089	(19)%	48,113	83,251	73%
Realized gain from financial income	*24,996*	*10,235*	*20,089*	*(20)%*	*49,081*	*82,051*	*67%*
Unrealized gain from financial income	*(288)*	*33*	*–*	*N/A*	*(968)*	*1,200*	*N/A*
Leasing expenses	(2,472)	(2,190)	(2,631)	6%	(11,596)	(9,518)	(18)%
Other items[1]	(1,136)	10,434	151	N/A	(2,341)	9,540	N/A
Share Based Plan	(736)	(5,463)	(2,107)	186%	(4,406)	(15,647)	255%
Non-operational expenses[2]	(5,109)	–	–	N/A	(5,109)	(1,485)	(71)%
Total Other Items	**11,086**	**21,060**	**(4,698)**	**N/A**	**19,411**	**56,414**	**191%**
Profit before income taxes	**57,045**	**76,381**	**45,587**	**(20)%**	**254,642**	**260,356**	**2%**
(-) Income taxes[3]	(11,739)	(17,891)	(12,881)	10%	(47,734)	(53,555)	12%
NET INCOME	**45,306**	**58,490**	**32,706**	**(28)%**	**206,908**	**206,801**	**(0)%**
(+) Non-operational expenses[2] including income tax related to realized expense	4,437	–	–	N/A	4,437	988	N/A
(-) Contingent consideration adjustment related to acquisitions[4]	–	(9,221)	(2,674)		–	(11,895)	
ADJUSTED NET INCOME	**49,742**	**49,269**	**30,032**	**(40)%**	**211,344**	**195,894**	**(7)%**

See notes and definitions at end of document

38

Financials - Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	1Q'22	4Q'22	1Q'23	1Q'22 LTM	1Q'23 LTM
OPERATING PROFIT	45,959	55,321	50,285	235,231	203,943
(-) Net revenue from realized performance fees	(2,536)	(9,241)	(1,963)	(38,355)	(17,645)
(-) Net revenue from unrealized performance fees	(636)	1,683	–	7,501	4,254
(+) Compensation allocated in relation to performance fees	1,032	3,558	733	11,741	6,255
FEE RELATED EARNINGS (FRE)	43,818	51,321	49,055	216,117	196,807
OPERATING PROFIT	45,959	55,321	50,285	235,231	203,943
(-) Net revenue from management fees	(87,229)	(99,640)	(95,877)	(366,456)	(380,149)
(-) Net revenue from advisory	(3,674)	(4,394)	(4,468)	(55,363)	(22,788)
(+) Bonus related to management and advisory	17,272	18,981	18,062	83,715	74,108
(+) Personnel expenses	6,549	6,163	7,164	23,698	26,069
(+) Other general and administrative expenses	4,503	4,977	3,458	18,441	17,338
(+) Corporate center expenses	18,761	22,592	22,606	79,848	88,615
PERFORMANCE RELATED EARNINGS (PRE)	2,140	4,000	1,230	19,113	7,136
OPERATING PROFIT	45,959	55,321	50,285	235,231	203,943
(-) Net revenue from unrealized performance fees	(636)	1,683	–	7,501	4,254
(+) Compensation allocated in relation to unrealized performance fees	225	(593)	–	(2,658)	(1,503)
(+) Realized gain from GP investment income	2,045	7,462	5,881	15,784	24,007
SEGMENT DISTRIBUTABLE EARNINGS	47,593	63,873	56,166	255,857	230,701
NET INCOME	45,306	58,490	32,706	206,908	206,801
(-) Net revenue from unrealized performance fees	(636)	1,683	–	7,501	4,254
(+) Income tax from unrealized performance fees	73	(194)	–	(866)	(490)
(+) Compensation allocated in relation to unrealized performance fees	225	(593)	–	(2,658)	(1,503)
(-) Unrealized gain from GP investment income	6,214	(549)	26,081	21,034	33,734
(+) Income tax on unrealized gain from GP investment income	–	(321)	–	(3,074)	(369)
(-) Unrealized gain from financial income	288	(33)	–	968	(1,200)
(-) Income tax on unrealized gain from financial income	65	–	–	113	(65)
(-) Contingent consideration (earn-out) gain (loss), after-tax	–	(9,221)	(2,674)	–	(11,895)
(+) Depreciation and amortization	984	1,803	1,778	3,962	5,780
(+) Share Based Plan	736	5,463	2,107	4,406	15,647
(-) Income Taxes on Share Based Plan	–	(736)	8	–	(1,620)
(+) Non-operational expenses including income tax related to realized expense	4,437	–	–	4,437	988
ADJUSTED DISTRIBUTABLE EARNINGS	57,692	55,792	60,006	242,731	250,063
TOTAL NET REVENUE FROM SERVICES RENDERED	94,075	111,592	102,308	452,673	416,328
(-) Net revenue from realized performance fees	(2,536)	(9,241)	(1,963)	(38,355)	(17,645)
(-) Net revenue from unrealized performance fees	(636)	1,683	–	7,501	4,254
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	90,903	104,034	100,345	421,819	402,937

39

40 Effective tax rate reconciliation See notes and definitions at end of document (R$ thousands, unless mentioned) 1Q'22 1Q'23 1Q'22 LTM 1Q'23 LTM Profit (loss) before income taxes 57,045 45,587 254,642 260,356 Combined statutory income taxes rate - % 34% 34% 34% 34% Income tax benefit (Expense) at statutory rates (19,395) (15,500) (86,578) (88,522) Reconciliation adjustments: Expenses not deductible (18) (62) (358) (258) Tax benefits 35 35 846 282 Share based payments (86) (29) (457) (240) Effect of presumed profit of subsidiaries¹ and offshore subsidiaries 7,714 2,662 38,901 35,168 Other additions (exclusions), net 11 13 (88) 15 Income taxes expenses (11,739) (12,881) (47,734) (53,555) Current (12,671) (12,517) (55,245) (52,990) Deferred 932 (364) 7,511 (565) Effective tax rate 21% 28% 19% 21%

41 17.7 18.1 0.7 6.6 1.8 3.8 3.4 15.2 17.3 1.0 8.4 1.0 3.0 2.3 General and Administrative Expenses 1Q 2022 (R$mm) 1 Q 2023 (R$mm) Lease and condominium Other Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A R$48.1 mm Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A Lease and condominium Other R$52.0 mm + 8%

42 Liabilities and equity 12/30/2022 3/31/2023 Current liabilities Trade payables 1,247 521 Deferred Revenue – 17,219 Leases 24,147 24,381 Accounts payable 7,328 6,201 Labor and social security obligations 87,732 25,228 Loans and Obligations 13,168 10,323 Taxes and contributions payable 22,291 16,110 Total current liabilities 155,913 99,983 Non - current liabilities Accounts payable – – Leases 62,064 58,144 Labor and social security obligations 2,968 3,120 Loans and Obligations 162,122 158,908 Deferred taxes 8,340 9,720 235,494 229,892 Total liabilities 391,407 329,875 Equity Share capital 15 15 Additional paid - in capital 1,382,038 1,382,038 Treasury shares (114,978) (132,966) Retained Earnings 81,310 65,032 Other reserves 24,149 25,186 1,372,534 1,339,305 Non - controlling interests in the equity of subsidiaries 3,013 2,982 Total equity 1,375,547 1,342,287 Total liabilities and equity 1,766,954 1,672,162 Balance Sheet Assets 12/30/2022 3/31/2023 Current assets Cash and cash equivalents 136,581 101,202 Cash and bank deposits 30,108 22,928 Financial instruments at fair value through profit or loss 106,473 78,274 Financial instruments at fair value through profit or loss 1,243,764 1,177,357 Trade receivables 57,675 60,352 Sub - leases receivable 1,500 1,587 Taxes recoverable 1,555 1,766 Other assets 16,481 20,150 Total current assets 1,457,556 1,362,414 Non - current assets Financial instruments at fair value through profit or loss 5,985 6,181 Trade receivables 17,298 17,116 Sub - leases receivable 1,343 1,080 Taxes recoverable 3,141 3,497 Deferred taxes 9,241 10,257 Other receivables 1,065 947 38,073 39,078 Property and equipment 11,951 11,728 Right of use - Leases 70,136 67,165 Intangible assets 189,238 191,777 Total non - current assets 309,398 309,748 Total Assets 1,766,954 1,672,162

Supplement Details

AUM and Fee-Earning AUM Rollforward

Assets Under Management (AUM) – R$ millions

For the Three Months Ended March 31, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Vinci SPS	Total
Beginning balance	13,781	7,397	24,187	2,055	5,649	5,056	2,812	2,144	63,081
(+/-) Capital Subscription / (capital return)	227	–	28	261	(104)	(153)	–	(43)	215
(+) Capital Subscription	*250*	–	*28*	*285*	–	–	–	–	*563*
(-) Capital Return	*(23)*	–	–	*(24)*	*(104)*	*(153)*	–	*(43)*	*(347)*
(+) Acquisitions	–	–	–	–	–	–	–	–	–
(+/-) Net Inflow / (outflow)	–	108	(144)	–	(60)	21	(235)	–	(309)
(+/-) Appreciation / (depreciation)	(420)	(410)	145	45	(349)	40	146	48	(756)
Ending Balance	13,587	7,095	24,216	2,361	5,137	4,964	2,723	2,149	62,232

For the Twelve Months Ended March 31, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Vinci SPS	Total
Beginning balance	11,025	9,333	23,394	1,493	5,317	3,206	2,910	–	56,677
(+/-) Capital Subscription / (capital return)	2,502	–	28	899	(144)	1,444	–	(86)	4,643
(+) Capital Subscription	*2,641*	–	*28*	*956*	*284*	*1,694*	–	*47*	*5,648*
(-) Capital Return	*(139)*	–	*(0)*	*(57)*	*(428)*	*(249)*	–	*(132)*	*(1,006)*
(+) Acquisitions	–	–	–	–	–	–	–	2,055	2,055
(+/-) Net Inflow / (outflow)	–	(659)	251	–	(134)	89	(489)	–	(943)
(+/-) Appreciation / (depreciation)	60	(1,578)	544	(31)	98	224	301	179	(202)
Ending Balance	13,587	7,095	24,216	2,361	5,137	4,964	2,723	2,149	62,232

Fee-Earning Assets Under Management (FEAUM) – R$ millions

For the Three Months Ended March 31, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Vinci SPS	Total
Beginning balance	10,407	7,334	24,085	2,003	5,649	5,056	2,718	2,144	59,397
(+/-) Capital Subscription / (capital return)	227	–	28	282	(104)	(153)	–	(43)	236
(+) Capital Subscription	*250*	–	*28*	*285*	–	–	–	–	*563*
(-) Capital Return	*(23)*	–	–	*(3)*	*(104)*	*(153)*	–	*(43)*	*(327)*
(+) Acquisitions	–	–	–	–	–	–	–	–	–
(+/-) Net Inflow / (outflow)	–	116	(146)	–	(60)	21	(286)	–	(355)
(+/-) Appreciation / (depreciation)	(372)	(410)	82	28	(349)	40	141	48	(791)
Ending Balance	10,262	7,040	24,048	2,313	5,137	4,964	2,574	2,149	58,487

For the Twelve Months Ended March 31, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Vinci SPS	Total
Beginning balance	9,236	9,267	23,258	1,433	5,317	3,206	2,838	–	54,553
(+/-) Capital Subscription / (capital return)	1,207	–	28	905	(144)	1,444	–	(86)	3,354
(+) Capital Subscription	*1,334*	–	*28*	*956*	*284*	*1,694*	–	*47*	*4,341*
(-) Capital Return	*(127)*	–	*(0)*	*(51)*	*(428)*	*(249)*	–	*(132)*	*(987)*
(+) Acquisitions	–	–	–	–	–	–	–	2,055	2,055
(+/-) Net Inflow / (outflow)	–	(649)	269	–	(134)	89	(553)	–	(978)
(+/-) Appreciation / (depreciation)	(181)	(1,578)	494	(24)	98	224	289	179	(498)
Ending Balance	10,262	7,040	24,048	2,313	5,137	4,964	2,574	2,149	58,487

44

VINCI partners

Investment records – IP&S, Liquid Strategies, Credit and Listed Funds

Fund	Segment	NAV[1] (R$ millions)	1Q'23	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	Hedge Funds	358.6	3.3%	3.3%	12.1%	18.7%	CDI[4]	CDI[4]
Atlas Strategy[2]	Hedge Funds	389.6	1.1%	1.1%	5.0%	6.5%	CDI[4]	CDI[4]
Vinci Total Return	Hedge Funds	199.9	(2.6)%	(2.6)%	(7.6)%	10.3%	IPCA[6] + Yield IMA-B[7]	IPCA[6] + Yield IMA-B[7]
Mosaico Strategy	Public Equities	851.1	(6.6)%	(6.6)%	(19.8)%	(20.6)%	IBOV[5]	IBOV[5]
Vinci Gas Dividendos FIA	Public Equities	453.8	(6.8)%	(6.8)%	(12.8)%	(7.3)%	IBOV[5]	IBOV[5]
Vinci Valorem FIM	IP&S	3,066.5	4.2%	4.2%	9.7%	18.1%	IMA-B 5[7]	IMA-B 5[7]
Equilibrio Strategy[3]	IP&S	2,070.7	3.6%	3.6%	8.7%	17.0%	IPCA[6]	-
Vinci Retorno Real FIM	IP&S	177.6	5.1%	5.1%	12.8%	21.8%	IMA-B[7]	IMA-B[7]
Vinci Crédito Imobiliário I	Credit	129.0	3.7%	3.7%	11.3%	16.4%	IPCA[6]	IPCA[6] +7.785%
Vinci Crédito Imobiliário II	Credit	789.2	4.1%	4.1%	9.9%	18.1%	IPCA[6]	IPCA[6]+ 6%
Vinci Crédito Estruturado Mult. Plus FIC FIM	Credit	122.2	1.6%	1.6%	12.7%	23.4%	CDI[4]	CDI[4]
Vinci Energia Sustentável	Credit	571.0	2.1%	2.1%	5.1%	14.5%	IPCA[6]	IPCA[6] + 6%
Vinci Crédito Multiestratégia	Credit	325.6	(1.2)%	(1.2)%	5.6%	19.5%	CDI[4]	IPCA[6] + 5%
VISC11	Real Estate (listed REIT)	1,879.9	(1.7)%	(1.7)%	11.1%	7.1%	IFIX[8]	IPCA[6] + 6%
VILG11	Real Estate (listed REIT)	1,319.8	(9.5)%	(9.5)%	(3.2)%	(12.4)%	IFIX[8]	IPCA[6] + 6%
VINO11	Real Estate (listed REIT)	648.0	(15.4)%	(15.4)%	(14.2)%	(22.6)%	IFIX[8]	IPCA[6] + 6%
VIFI11	Real Estate / Credit (listed REIT)	53.8	(1.1)%	(1.1)%	2.9%	(7.0)%	IFIX[8]	IFIX[8]
VIUR11	Real Estate (listed REIT)	161.9	(20.9)%	(20.9)%	(7.1)%	(26.4)%	IFIX[8]	IPCA[6] + 6%
VCRI11	Real Estate / Credit (listed REIT)	145.6	(4.9)%	(4.9)%	(4.1)%	(4.1)%	IFIX[8]	IPCA[6] + X[9]%
VICA11	Real Estate / Credit (REIT)	374.3	1.2%	1.2%	1.2%	1.2%	IFIX[8]	CDI[4] + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Estate (REIT)	56.9	(0.1)%	(0.1)%	3.9%	12.5%	IFIX[8]	IFIX[8]
VIGT11	Infrastructure (listed)	580.9	(0.5)%	(0.5)%	2.5%	(0.6)%	-	-

Benchmark	1Q'23	YTD	12 M	24 M
IBOV[5]	(7.2)%	(7.2)%	(15.1)%	(12.6)%
CDI[4]	3.3%	3.3%	13.3%	20.5%
IMA-B 5[7]	4.4%	4.4%	10.4%	20.0%
IPCA[6] + Yield IMA-B[7]	3.6%	3.6%	11.8%	27.9%
IPCA[6]	2.1%	2.1%	4.7%	16.5%
IFIX[8]	(3.7)%	(3.7)%	(0.7)%	(3.0)%

See notes and definitions at end of document

45

Investment records – Closed End Private Markets funds

Pro Forma Historical Portfolio Performance - Excluding PIPE Investments[1]

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOIC (BRL)	Gross MOIC (USD)	Gross IRR (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,065	215	5,279	4.4x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	1,880	2,049	2,150	4,199	2.2x	1.1x	11.5%	1.7%
VCP III	Private Equity	2018	4,000	2,122	34	3,543	3,578	1.6x	1.5x	36.5%	28.1%
VCP IV	Private Equity	2022	1,263	–	–	–	–	–	–	–	–
VCP Strategy[2]	Private Equity		8,878	5,208	7,148	5,908	13,056	2.5x	2.2x	64.7%	70.2%
NE Empreendedor	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	134	91	144	236	1.8x	1.4x	21.0%	12.6%
VIR IV	Private Equity	2020	1,000	314	95	267	362	1.2x	1.2x	16.7%	20.6%
VIR Strategy[3]	Private Equity		1,276	461	212	411	624	1.4x	1.3x	21.0%	27.6%
SPS I	Vinci SPS	2018	128	177	141	141	282	1.6x	1.6x	25.6%	18.1%
SPS II	Vinci SPS	2020	671	996	515	879	1,394	1.4x	1.6x	28.8%	31.0%
SPS III	Vinci SPS	2021	1,070	398	53	419	472	1.2x	1.3x	31.2%	39.1%
Vinci SPS Strategy[4]	Vinci SPS		1,869	1,571	709	1,438	2,147	1.4x	1.6x	28.2%	27.9%
FIP Transmissão[5]	Infrastructure	2017	211	104	255	118	373	3.6x	2.7x	61.7%	45.7%
VIAS[6]	Infrastructure	2021	386	350	–	409	409	1.2x	1.2x	38.3%	35.3%
VICC[7]	Infrastructure	2023	944	–	–	–	–	–	–	–	–
VFDL[8]	Real Estate	2021	422	110	2	131	133	1.2x	1.3x	21.7%	26.0%
Vinci Credit Infra[9]	Credit	2022	1,400	60	–	58	58	1.0x	1.0x	NM	NM

See notes and definitions at end of document

46

VINCI partners

47 Shareholder Dividends ($ in thousands) 1H21 3Q ' 21 4Q'21 1Q'22 2Q'22 3Q’22 4Q’22 1Q’23 Distributable Earnings (R$) 101,976 61,743 68,515 53,255 60,435 72,842 55,792 60,006 Distributable Earnings (US$)¹ 19,397 11,377 13,637 10,615 11,795 14,281 10,618 11,994 DE per Common Share (US$)² 0.34 0.20 0.24 0.19 0.21 0.26 0.19 0.22 Actual Dividend per Common Share³ 0.30 0.16 0.20 0.17 0.17 0.20 0.17 0.16 Record Date September 01,2021 December 01,2021 March 10, 2022 May 24, 2022 August 25, 2022 November 23, 2022 March 01, 2023 May 25, 2023 Payable Date September 16, 2021 December 16,2021 March 24, 2022 June 08, 2022 September 09,2022 December 08,2022 March 15, 2023 June 09, 2023 ▪ Vinci Partners generated R$1.10 or US$0.22¹ of Distributable Earnings per common share for the first quarter of 2023. ▪ The company declared a quarterly dividend of US$0.16² per common share to record holders as of May 25, 2023; payable on June 09 , 2023. See notes and definitions at end of document

48 Share Summary ▪ Common Shares Outstanding as of quarter end of 54,713,700 shares. x Repurchased 367,036 common shares in the quarter, with an average share price of US$9.4. x Repurchased 2,199,888 common shares since the announcement of the first share repurchase plan, with an average share price of US $11.5. x The second share repurchase plan was replaced by a new share repurchase plan initiated on February 14 th , 2023, limited to R$60 million. The previous plan is set to expire on the date that the R$60 million buyback limit set thereunder is reached. x Available authorization remaining was R$71.8 million on March 31, 2023. VINP Shares 1Q ' 21 2Q ' 21 3Q ' 21 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 1Q23 Class B 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 Class A¹ 42,447,349 42,270,694 42,097,179 41,689,338 41,363,077 41,112,717 40,892,619 40,614,497 40,247,461 Common Shares 56,913,588 56,736,933 56,563,418 56,155,577 55,829,316 55,578,956 55,358,858 55,080,736 54,713,700 See notes and definitions at end of document

GP Commitment in Vinci Partners funds

- As of March 31, 2023, the company had R$1.1 billion in capital commitments signed to proprietary funds.
- Total GP Investments marked at fair value of R$310.4 million as of March 31, 2023.

(R$ millions, unless mentioned)	Segment	1Q'23 Commitments	Total Capital Committed	1Q'23 Capital Called	Total Capital Called	Capital Returned/Dividends Paid (1Q'23)	Accumulated Capital Returned/Dividends Paid	Fair value of investments
Nordeste III	Private Equity	–	5.0	–	3.1	–	1.6	2.6
VCP III	Private Equity	–	3.1	0.2	2.6	–	–	3.6
VIR IV	Private Equity	–	11.1	–	3.9	–	1.0	2.9
VCP IV	Private Equity	–	350.0	–	–	–	–	–
FIP Infra Transmissão (co- investment)[1]	Infrastructure	–	29.5	–	8.9	–	20.9	10.1
FIP Infra Transmissão[1]	Infrastructure	–	10.5	–	3.4	–	6.6	2.8
VIAS	Infrastructure	–	50.0	–	27.8	–	–	33.9
Vinci Transporte e Logística II	Infrastructure	–	15.0	–	–	–	–	–
Vinci Transporte e Logística I	Infrastructure	–	11.4	–	6.3	–	–	5.5
VICC	Infrastructure	–	100.0	–	–	–	–	–
VFDL	Real Estate	–	70.0	–	22.8	–	–	25.6
VIUR	Real Estate	–	67.3	–	67.3	1.5	10.4	41.0
VINO	Real Estate	–	50.0	–	50.0	0.8	4.3	35.8
Vinci FOF Imobiliário	Real Estate	–	16.9	–	16.9	–	0.5	18.4
VCS	Real Estate/Credit	–	80.0	–	80.0	2.8	11.5	69.2
Vinci Crédito Agro Fiagro-Imobiliário	Real Estate/Credit	–	23.0	–	23.0	0.8	1.7	22.8
Vinci Crédito Infra Institucional	Credit	–	100.0	–	7.7	–	–	7.5
VSP FIM	IP&S	–	50.0	0.8	7.6	–	–	9.2
VINCI PIPE	Public Equities	–	25.0	–	25.0	–	–	19.7
Total		**–**	**1,067.8**	**1.1**	**356.2**	**5.9**	**58.7**	**310.4**

See notes and definitions at end of document

49

VINCI partners

Significant exposure to performance fee-eligible AUM

PERFORMANCE FEE ELIGIBLE AUM (PEAUM)				
Strategy/Fund	**AUM R$mm**	**Index type**	**Index Rate**	**Status**
Offshore Vehicles	3,572	Preferred Return w/ Catch- Up[2]	USD + 8%	Within investment period
Onshore Vehicles	3,281	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8%	Within investment period
Nordeste III	229	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8.5%	Currently generating performance
Teman Pier	141	Preferred Return w/ Catch- Up[2]	IPCA[5] + 5%	Within investment period
Others	3,330			Not expected to pay performance
Total Private Equity	**10,552**			
Vinci Valorem	1,754	Hurdle[3]	IMAB 5[6]	Currently generating performance
Separate Mandates	1,553	Hurdle[3]	IBOV[7] + alpha	Currently generating performance
International[1]	1,499			Currently generating performance
Commingled Funds	685	Hurdle[3]	IBOV[7] + alpha	Currently generating performance
VSP	211	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8%	Currently generating performance
Others	1,971			Currently generating performance
Total IP&S	**7,673**			
SWF	3,685	Hurdle[3]	FTSE[8]	Currently generating performance
Mosaico Strategy	899	Hurdle[3]	IBOV[7]	Currently generating performance
Vinci Gas Dividendos	454	Hurdle[3]	IBOV[7]	Currently generating performance
Others	553			Currently generating performance
Total Public Equities	**5,591**			
Listed REITs	2,147	Hurdle[3]	IPCA[5] + 6%	Currently generating performance
VFDL	436	Preferred Return[4]	IPCA[5] + 6%	Within investment period
FOF Strategy	89	Hurdle[3]	IFIX[9]	Currently generating performance
Others	231			Currently generating performance
Total Real Estate	**2,903**			
VCI II	789	Preferred Return[4]	IPCA[5] + 6%	Within investment period
VES	571	Preferred Return[4]	IPCA[5] + 6%	Within investment period
VCM FIM	348	Preferred Return[4]	IPCA[5] + 5%	Within investment period
Energia FIM	358	Hurdle[3]	CDI[10]	Currently generating performance
VCS	103	Hurdle[3]	IPCA[5] + 5%	Within investment period
VCI I	129			Not expected to pay performance
FOF Strategy	22	Hurdle[3]	IFIX[9]	Currently generating performance
Others	1,122			Currently generating performance
Total Credit	**3,443**			
Atlas Strategy	390	Hurdle[3]	CDI[10]	Currently generating performance
Vinci Multiestratégia	359	Hurdle[3]	CDI[10]	Currently generating performance
Vinci Total Return	339	Hurdle[3]	IPCA[5] + Yield IMAB[11]	Currently generating performance
Others	1,285			Currently generating performance
Total Hedge Funds	**2,372**			
VIAS	424	Preferred Return[4]	IPCA[5] + 6%	Within investment period
Transportation and Logistics strategy	151	Preferred Return[4]	IPCA[5] + 6%	Within investment period
FIP Infra Transmissão	57	Preferred Return[4]	IPCA[5] + 8%	Currently generating performance
VICC	944	Preferred Return[4]	IPCA[5]	Within investment period
Others	145			Not expected to pay performance
Total Infrastructure	**1,721**			
Special Situations	1,100	Preferred Return[4]	CDI[10]	Within investment period
Total Vinci SPS	**1,100**			
PEAUM TOTAL	**35,355**			

See notes and definitions at end of document

- Total Performance fee eligible AUM (PEAUM) of R$35.4 billion.
- Hurdle rate funds charge performance based on the fund's return over its benchmark, generally with a high-watermark clause, except for the SWF mandate in Public Equities.
- Within our Private Market strategies, R$12 billion in AUM comes from "preferred return" funds with carried interest, that are still in investment period.



PEAUM
R$35 bn
30%
21%
16%
8%
10%
7%
5%
3%
Private Equity
IP&S
Public Equities
Real Estate
Credit
Hedge Funds
Infrastructure
Vinci SPS

50

VINCI partners

Notes and Definitions

- **Notes to page 4**

(1) As of March 31, 2023. AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it´s eliminated on consolidation and excluding double counting from co-managed funds between our segments.

- **Notes to page 5**

(1) Long term products include funds with former lockups superior to five years.

(2) Private markets strategies include Private Equity, Real Estate, Credit, Vinci SPS and Infrastructure.

- **Notes to page 7**

(1) As of 1Q'23 LTM.

(2) As of March 31, 2023. AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it´s eliminated on consolidation and excluding double counting from co-managed funds between our segments.

(3) Adjusted Distributable Earnings per share is calculated as Distributable Earnings excluding non-operational expenses, considering the number of outstanding shares at the end of each quarter. Last twelve months value is calculated as the sum of the last four quarters.

(4) LTM Dividend Yield is calculated considering 0.70 dividend/share distributed over the last twelve months and a price close of US$8.82/share as of June 08th, 2023.

- **Notes to page 8**

(1) Starting from 2020, our official AUM is calculated on a consolidated basis, accounting for double counting resulting from funds from one segment investing in other segments and excluding double counting from co-managed funds between our segments. For periods preceding 2020, CAGR calculation utilizes AUM figure without double counting.

(2) Source Bloomberg.

(3) Source ANBIMA.

(4) As of March 31, 2023, others include Private Equity (9%), Credit rights investment funds (5%), REITs (3%) and Offshore (1%).

- **Notes to page 11**

(1) The remaining capital committed in FIP Infra Transmissão and FIP Infra Transmissão co-investment will not be called by the funds, which are already in divestment period. The return calculation is based on Total Capital Called instead of Total Capital Committed.

- **Notes to page 12**

(1) LTM Dividend Yield is calculated considering 0.70 dividend/share distributed over the last twelve months and a price close US$8.82/share as of June 08th, 2023.

51

Notes and Definitions (cont'd)

- Notes to page 15

(1) Accrued performance fees for the VCP offshore are as of 4Q'22. This occurs due to the 60 days timeline of the quarterly markup to be disclosed by the fund's administrator.

- Notes to page 16

(1) GP investment income comes from proprietary investments made by Vinci Partners in its own Private Markets' funds and other closed-end funds across Liquid Strategies and IP&S segments with long-term lockups.

(2) Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in Vinci Partners' Liquid Funds, including funds from Public Equities, Hedge Funds, Real Estate and Credit.

- Notes to page 17

(1) Adjusted after tax Distributable Earnings is calculated as Distributable Earnings excluding non-operational expenses.

- Notes to page 18

(1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve months values are calculated as the sum of the last four quarters.

(2) Other financial expenses include the interest related to Vinci SPS' acquisition.

(3) Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions and our international corporate organization.

(4) DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve months values are calculated as the sum of the last four quarters.

- Notes to page 20

(1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it´s eliminated on consolidation and excluding double counting from co-managed funds between our segments.

- Notes to page 21

(1) Fund commitment and related co-investments.

- Notes to page 22

(1) CVM (Comissão de Valores Mobiliários) is the Brazilian equivalent to the SEC.

- Notes to page 23

(1) Including our public market vehicles.

(2) As of 1Q'23 LTM.

(3) Independent asset manager classification excludes any managers that are either affiliated with a bank franchise, global asset manager franchise, or a FoFs.

52

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53 Notes and Definitions (cont’d) (4) Other alternative local asset managers include Patria and Kinea . (5) Other independent asset managers include Gavea , SPX and Jive Investments. (6) Hedge funds include JPG, Bahia, Verde and others. (7) Incumbent banks include Banco do Brasil, ITAU Unibanco , Bradesco, Santander, and Caixa. ▪ Notes to page 38 (1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial expenses related to ac quisitions. (2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions and our international corporate organization. (3) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit. (4) Contingent consideration adjustment (after - tax) related to Vinci SPS’ acquisition, reflects the change in the earn out’s fai r value to be paid in 2027. On March 31, 2023, Vinci revaluated the fair value of the obligation based on the economic conditions at the date, resulting in a decrease of the contingent consideration fa ir value. The variation was recognized as an income in the financial result. ▪ Notes to page 40 (1) Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000.00 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of su bsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. ▪ Notes to page 45 (1) NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund. (2) Atlas strategy includes the funds Atlas FIC FIM and Atlas Institucional FIC FIM. (3) Equilibrio Strategy incudes the IP&S Family of pension plans. (4) CDI is an average of interbank overnight rates in Brazil (daily average for the period). (5) Brazil stock market most relevant index. (6) IPCA is a broad consumer price index measured by the IBGE. (7) IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Yea rs in duration.

54 Notes and Definitions (cont’d) (8) IFIX is an index composed by listed REITs in the Brazilian stock Market. (9) If IMAB 5 Average is: i . less or equal to 2%, X=3% per year; ii. between 2% - 4%, X= Average IMAB 5+1% per year; iii. Between 4% - 5%, X=5% per year; IV. g reater or equal to 5%, X= IMAB 5 Average ▪ Notes to page 46 (1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIP E investments, a strategy that will be discontinued in VCP III. (2) Total commitments for VCP III include R$1.3 billion in co - investments. Track record presented for the VCP strategy as of 3Q' 22, due to fund’s administrator timeline to disclose the quarterly markup of the fund, only Committed Capital is updated as of 1Q’23. (3) Track record for VIR strategy is presented as of 4Q'22, due to fund’s administrator timeline to disclose the quarterly ma rku p of the fund. (4) Track record for Vinci SPS strategy is presented as of 1Q’23. (5) Track record for FIP Infra is presented as of 4Q’22. (6) Track record for VIAS is presented as of 4Q'22. (7) Track record for VICC is presented as of 1Q’23. (8) Track record for VFDL is presented as of 1Q’23. (9) Track record for Vinci Credit Infra is presented as of 1Q’23. ▪ Notes to page 47 (1) US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.0032, as of May 09, 2023, wh en dividends were approved by our Board of Directors. (2) Per Share calculations are based on end of period Participating Common Shares. (3) Actual dividends per common share are calculated considering the share count as of the applicable record date. ▪ Notes to page 48 (1) As of March 31, 2023, Public Float was comprised of 13,117,801 Class A common shares. ▪ Notes to page 49 (1) The remaining capital committed in FIP Infra Transmissão and FIP Infra Transmissão co - investment will not be called by the fund, which is already in divestment period.

55 Notes and Definitions (cont’d) ▪ Notes to page 50 (1) International mandates have several different benchmarks across its vehicles. (2) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100% of the invested capital corrected by the preferred return rate so it can charge performance fees. Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged ov er the absolute return of the fund instead of the excess return over the preferred rate. (3) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees. In most cases, funds with hur dle rate also are under a high - water mark clause. (4) Funds with preferred return must return 100% of invested capital corrected by the preferred return rate to its limited pa rtn ers in order to charge performance fees. (5) IPCA is a broad consumer price index measured by the IBGE. (6) IMAB 5 is composed by government bonds indexed to IPCA with up to 5 years in duration. (7) IBOV is the Brazilian stock market's most relevant index; (8) FTSE is London's stock market most relevant index. (9) IFIX is an index composed by listed REITs in the Brazilian stock exchange. (10) The CDI rate is a result of the average interbank overnight rates in Brazil (daily average for the period). (11) IMAB is composed by government bonds indexed to IPCA (inflation rate) plus a fixed interest rate.

Notes and Definitions (cont'd.)

- "Fee related earnings", or "FRE", is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees.
- "FRE Margin" is calculated as FRE over total net management and advisory fees.
- "Distributable Earnings", or "DE", is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income.
- "DE Margin" is calculated as DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.
- "Performance Related Earnings", or "PRE", is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating expenses, such as segment personnel, G&A, corporate center and bonus related to management and advisory.
- "Segment Distributable Earnings" is Vinci Partners' segment profitability measure used to make operating decisions and assess performance across the company's four segments (Private Markets, Liquid Strategies, Investment Products and Solutions and Financial Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.
- "AUM" refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.
- Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments. Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99.5% to 101% of CDI.

56

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57 Notes and Definitions (cont’d.) ▪ “Net revenue from Fund Management and Advisory” is a performance measure that we use to assess our ability to generate profit s f rom our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Ad vis ory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees. ▪ “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance - based compensation. ▪ “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ managemen t teams. ▪ “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expen ses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG. ▪ “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and repres entation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables. ▪ “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commit men ts. ▪ “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank depos its , certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments and listed REITs from our real estate segment. ▪ “Leasing expenses” include costs from the company’s sub - leasing activities. ▪ “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual tax abl e profit regime, while part of our subsidiaries are taxed based on deemed profit. ▪ “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets ’ c losed end and listed funds. ▪ “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our liquid strategies, IP&S and cre dit segments. ▪ “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the incr eas e or decrease of the funds’ investment’s value. ▪ “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is ca lcu lated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees. ▪ “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to ze ro in a discounted cash flow analysis.

58 Funds/strategies’ descriptions ▪ Vinci Multiestratégia : The fund seeks to achieve long - term returns by investing in fixed income assets, through strategies that imply interest rates and currency risks. ▪ Vinci Atlas: The fund seeks to achieve long - term returns by investing across all strategies within fixed income, equities, curre ncy, derivatives, commodities and other investment funds with no obligation of any class concentration. ▪ Vinci Mosaico FIA: Public Equities’ long only flagship strategy. The strategy seeks to achieve long - term returns above Brazilian equities mar ket ( Ibovespa ) based on a fundamental analysis. ▪ Vinci Gas Dividendos : Public Equities’ dividends flagship strategy. The strategy seeks to achieve long - term returns by investing in companies with a consistent history of paying dividends in the Brazilian stock market. ▪ Vinci Total Return: The fund seeks to achieve medium and long - term returns by investing most of its capital in the Brazilian sto ck market, through bottom up and top - down strategies. ▪ Vinci Valorem: IP&S flagship commingled fund with exposure to fixed income assets, foreign exchange currency and derivatives. ▪ Equilibrio Strategy: IP&S family of pension plan funds. The strategy seeks to achieve long - term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds, respecting limitations in regulation. ▪ Vinci Selection Equities: The fund seeks to beat the Brazilian stock market index by investing in other funds that invest in Bra zilian public equities. ▪ Vinci Crédito Imobiliário I: The fund seeks to achieve long - term returns by investing in real estate mortgage - backed credit security bonds. ▪ Vinci Crédito Estruturado Multiestratégia PLUS FIC FIM: The fund seeks to achieve consistent returns by investing in private structured credit bonds. ▪ VISC11: Shopping malls listed REIT, focused on acquiring income - generating shopping malls in Brazil. ▪ VILG11: Industrial listed REIT focused on acquiring mature income - generating industrial properties in Brazil. ▪ VINO11: Listed REIT focused on acquiring mature income - generating boutique office real estate assets in Brazil. ▪ VIF11: Listed REIT that invests in other listed REITs and real estate mortgage - backed credit security bonds. ▪ VIUR11: perpetual capital listed REIT, focused on income generation to its quota holders through the acquisition of urban com mer cial properties in Brazil, such as street retail, grocery, healthcare, and educational focused real estate properties. ▪ VCRI11: Listed REIT that aims to invest in MBS, while also being able to invest in listed REITs with similar investment strat egi es. ▪ VICA11: VICA is a perpetual capital fund that shall invest in a diversified credit portfolio within the Agri sector in Brazil . ▪ Vinci FOF Imobiliário : Fund of Funds that invests in other listed REITs, combining income with capital gain.

Rio de Janeiro 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon - 22431 - 002 São Paulo 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 14 o andar Jardim Paulistano - 01452 - 000 Recife 55 81 3204 6811 Av. República do Líbano, 251 - Sala 301 Torre A - Pina - 51110 - 160 Nova York 1 646 559 8000 780 Third Avenue, 25 th Floor - 10017 Rio de Janeiro 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon – 22431 - 002 São Paulo 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 – 14 o andar Jardim Paulistano – 01452 - 000 55 11 3230 2541 | Vinci SPS Rua Iguatemi , 448 – CJ 601 Itaim Bibi – 01451 - 010 55 16 2101 4641 | Ribeirão Preto Av. Presidente Vargas, 2.121 – Sala 106 Jardim América – 14020 - 260 Recife 55 81 3204 6811 Av. República do Libano , 251 – Sala 301 – Torre A Pina – 51110 - 160 New York 1 646 559 8000 780 Third Avenue, 25 th Floor 10017